Exhibit 2.2

Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

865 South Figueroa Street, 29th Floor

Los Angeles, California 90017

www.fulbright.com

November 5, 2004

VIA E-MAIL (rkilsheimer@kaplanfox.com)

Richard J. Kilsheimer, Esq.

Kaplan Fox & Kilsheimer LLP

805 Third Ave., 22nd Floor

New York, NY 10022

            Re:     Sands v. eUniverse, Inc. Settlement

Dear Richard:

This will confirm the agreement in principle that has been reached by eUniverse, Inc. and lead plaintiff Gregory Whitten (the “Parties”) to settle the Sands v. eUniverse, Inc. securities class action. In exchange for the release of all claims asserted in the Sands action against eUniverse and the individual defendants and the dismissal of the Sands action, eUniverse has agreed to pay $5.5 million to the class of investors consisting of “all persons who purchased or otherwise acquired the common stock of eUniverse between May 14, 2002 and May 5, 2003.” The Parties will negotiate in good faith to reach agreement on all the terms and conditions to be reflected in a definitive Stipulation of Settlement which will be jointly presented to the court for approval. The Parties agree that the terms of the agreement in principle reflected in this letter are not confidential and may be disclosed.

Please confirm your acknowledgment of the basic terms of the agreement in principle reflected in this letter by signing below and forwarding a signed copy of this letter to my attention. Thank you.

Very truly yours,

/s/ Robert W. Fischer Jr.
Robert W. Fischer, Jr.

/s/ Richard J. Kilsheimer
Richard J. Kilsheimer
Kaplan, Fox & Kilsheimer LLP

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